UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number: 1-11997

SPHERION CORPORATION

401(k) Benefit Plan

2050 Spectrum Boulevard, Fort Lauderdale, Florida 33309

(Address of principal executive offices) (Zip code)

(954) 308-7600

(Registrant’s telephone number, including area code)

(a) Financial Statements. Filed as part of this Report on Form 11-K are the financial statements of the Spherion Corporation 401 (k) Benefit Plan as required by Form 11-K, together with the report thereon of Deloitte & Touche LLP independent registered public accounting firm, dated June 23, 2004.

SPHERION CORPORATION 401(k) BENEFIT PLAN

Note:   Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrative Committee

Spherion Corporation

401(k) Benefit Plan

Fort Lauderdale, Florida:

We have audited the accompanying statements of net assets available for benefits of Spherion Corporation 401(k) Benefit Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Fort Lauderdale, Florida
June 23, 2004

SPHERION CORPORATION 401(k) BENEFIT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

ASSETS	2003	2002

INVESTMENTS, AT FAIR VALUE:
Registered investment company stocks	$90,843,643	$77,646,337
Spherion Corporation common stock *	3,756,790	2,938,303
T. Rowe Price TradeLink Plus	815,299	711,457
Participant loans receivable	1,447,939	1,506,305

Total investments	96,863,671	82,802,402

CONTRIBUTIONS RECEIVABLE:
Employer	518,011	36,701
Participant	323,145	621,346

Total contributions receivable	841,156	658,047

Uninvested cash	—	993

NET ASSETS AVAILABLE FOR BENEFITS	$97,704,827	$83,461,442

*Nonparticipant-directed (see Note 4).

See accompanying notes to financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Dividend income	$1,637,916
Interest income	87,341
Employee contributions	8,506,194
Employer contributions	544,907
Employee rollovers	597,310
Net appreciation in fair value of investments	16,689,361

Total additions	28,063,029

DEDUCTIONS:
Distributions to Plan participants	13,643,494
Administrative expenses	176,150

Total deductions	13,819,644

NET INCREASE	14,243,385

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	83,461,442

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$97,704,827

See accompanying notes to financial statements.

SPHERION CORPORATION 401(k) BENEFIT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.       DESCRIPTION OF THE PLAN

Spherion Corporation 401(k) Benefit Plan (the “Plan” or the “Spherion Plan”) is a defined contribution plan sponsored by Spherion Corporation (the “Plan Sponsor” or “Spherion”). Covered employees are eligible for participation under the Plan after completing 45 days of service. Covered employees are employees actively employed by Spherion, which does not include flexible employees, employees whose annual benefit salary exceeded $135,000 in 2003 and certain other exempt employees. The Summary Plan Description includes a detailed description of covered employees.

Non-highly compensated employees can contribute, on a pre-tax basis, an amount equal to but not less than 1% nor more than 50% of the employee’s eligible 401(k) compensation or a maximum of $12,000.  Highly-compensated employees (employees with an annual benefit salary between $90,000 and $135,000) can contribute, on a pre-tax basis, an amount equal to but not less than 1% nor more than 4% of the employee’s eligible 401(k) compensation up to the maximum allowance. All participant and the employer basic matching contributions are 100% participant-directed. Employees’ contributions and actual earnings thereon are fully vested and nonforfeitable at the time of contribution.

Employer contributions vest on a graduated scale from one to five years of service, as defined, and become 100% vested at the end of five years or upon death, permanent disability, or retirement at age 65. Employees designated as hourly consultants, management services employees, or highly-compensated employees are not eligible for matching contributions. The employer matching contribution to all eligible participants is 25% of the first 2% of the employee’s contribution and 50% of the employee’s contribution that exceeds 2% but does not exceed 4% of the participant’s compensation. The total employer contribution will not exceed 1.5% of a participant’s compensation. The match is applied on the last day of the Plan year to all eligible employees designated as active as of December 31.  Spherion discontinued its discretionary matching contributions effective January 1, 2003.

Plan earnings are allocated to individual accounts based on the participant’s beginning balance as a percentage of the Plan’s total beginning balance. Loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance.

Plan participants who leave Spherion as a result of termination, retirement, or permanent disability may elect to receive their entire vested account in a lump sum or a rollover into another qualified plan, or if the balance exceeds $5,000, the participant may retain their vested balance in the Plan. Contributions will remain in the Plan and continue to earn interest based on the investment fund of the participant’s choice until their entitlement is withdrawn or rolled over into another qualified plan. Through December 31, 2003, participants of certain plans, which were merged into the Plan, were eligible to receive annuity payouts.

Although Spherion has not expressed any intent to do so, it has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan and under the Employee Retirement Income Security Act of 1974 (“ERISA”). In the event that the Plan should be terminated, all Plan assets shall be allocated to the participants as described in the full text of the Plan. Administrative expenses are charged to Plan participant accounts. The Plan Sponsor directly pays certain audit and legal expenses for the Plan.

Plan participants can invest up to 50% of their total vested balance in stocks and bonds outside of the core investment offerings (T. Rowe Price TradeLink Plus). Any transaction costs to purchase or sell shares under this investment option are paid from the participant’s vested account balance.

Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

2.       SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Investments—Investments are stated at fair value, determined using quoted market prices. Net appreciation or depreciation in the fair value of investments is determined by using the beginning of the year values or purchase price if acquired during the year. Participant loans receivable bear interest which is set at the Prime interest rate plus 1% at the time of issuance and are collectible over a period not to exceed 5 years, except for loans that are designated for a participant’s principal residency, which are collectible over a period not to exceed 15 years. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Forfeited Accounts—For the year ended December 31, 2003, forfeitures on nonvested accounts totaled $172,058, which will be retained in the Plan and used to offset future employer contributions. In 2003, employer contributions were reduced by $355,033 from forfeited nonvested accounts.

3.       INVESTMENTS

The following presents investments that make up 5% or more of the Plan’s net assets as of December 31:

	2003	2002

T. Rowe Price Stable Value Fund (20,007,793 shares and 20,414,507 shares, respectively)	$20,007,793	$20,414,507
T. Rowe Price Dividend Growth Fund (404,342 shares and 433,339 shares, respectively)	8,377,976	7,262,764
T. Rowe Price Personal Strategy Balanced Fund (451,531 shares and 492,179 shares, respectively)	7,459,284	6,678,863
T. Rowe Price Personal Strategy Growth Fund (744,876 shares and 786,362 shares, respectively)	14,383,545	11,897,654
T. Rowe Price Mid-Cap Growth Fund (381,526 shares and 402,811 shares, respectively)	16,367,445	12,503,255
T. Rowe Price Equity Index Trust (285,162 shares and 295,608 shares, respectively)	8,802,962	7,100,498
T. Rowe Price Small-Cap Stock Fund (199,428 shares and 189,513 shares, respectively)	5,579,984	4,074,532

The Plan’s investments (including gains and losses on investments bought and sold during the year then ended) appreciated in value by $16,689,361 in 2003 as follows:

2003

Registered investment company stocks	$15,393,955
T. Rowe Price TradeLink Plus	151,221
Spherion Corporation common stock	1,144,185

$16,689,361

4.       NONPARTICIPANT—DIRECTED INVESTMENTS

All participant and employer matching contributions are 100% participant-directed. In prior years, Spherion could, at its discretion, make an additional annual contribution which was not participant-directed, all of which was invested in Spherion Corporation common stock. In accordance with Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, as participant and nonparticipant-directed amounts cannot be separately determined in Spherion Corporation common stock, the stock fund is considered to be nonparticipant-directed.

Information about the net assets and the significant components of the changes in net assets relating to Spherion Corporation common stock is as follows for the year ended December 31, 2003:

ADDITIONS:
Interest income	$7,069
Employee contributions	174,644
Loan principal repayments	42,548
Employer contributions	1,443
Employee rollovers	11,498
Appreciation in fair value of investments	1,144,185

Total additions	1,381,387

DEDUCTIONS:
Distributions to Plan participants	413,228
Interfund transfers	95,959
Loan withdrawals	34,783
Forfeitures	12,781
Administrative expenses	6,149

Total deductions	562,900

Net increase	818,487

Net assets available for benefits, beginning of year	2,938,303

Net assets available for benefits, end of year	$3,756,790

5.       PLAN COMMITTEE AND TRUSTEE

The Plan provides for selection of an Administrative Committee, a Plan Administrator, and a Trustee by the Board of Directors of Spherion. The Administrative Committee is responsible for the general administration of the Plan, the interpretation of its provisions, and the reporting and disclosure requirements under ERISA. T. Rowe Price is the Trustee of the Plan and is also the Plan’s Administrator.

6.       PLAN TAX STATUS

The Internal Revenue Service (the “IRS”) has determined and informed the Plan by a letter dated July 23, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the ”Code”). The Plan was amended in 2001 and received an updated determination letter dated April 9, 2002 from the IRS stating that the Plan is designed in accordance with applicable sections of the Code. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.       PARTY-IN-INTEREST TRANSACTIONS

All Plan investments, excluding participant loans, represent a party-in-interest to the Plan (T. Rowe Price, the Plan’s Trustee and Administrator, and Spherion, the Plan’s Sponsor).  The Plan Sponsor pays all legal and accounting fees of the Plan.

******

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

SPHERION CORPORATION 401(k) Benefit Plan

DATE—June 28, 2004	By:	/s/ RICHARD A. LAMOND
Richard A. Lamond
Senior Vice President and
Chief Human Resources Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Name
23.1	Consent of Independent Registered Public Accounting Firm
99.1	Form 5500, Schedule H, Line 4(i)—Supplemental Schedule of Assets Held for Investment Purposes